EXHIBIT 99.1

Neptune Files an Opposition Against Aker's Australian Patent Application

LAVAL, Quebec, Nov. 27, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) announced today that on November 9, 2012 it filed a Notice of Opposition in Australia against Aker Biomarine ASA's ("Aker") patent application no. AU2008291978 entitled "New Method for Making Krill Meal".

Neptune opposes the acceptance of Aker's patent by the Australian Patent Office ("APO") because it has evidence that the invention claimed in the application is neither new nor inventive. Neptune will present clear disclosures in printed publications and patents, published years before Aker`s patent, that teach exactly what Aker claims in its patent application and serve as strong prior art against Aker's patent.

This follows Neptune's previous request for re-examination against Aker's AU2008231570 patent which lead the APO to invalidate Aker's claims to a krill oil production process for lack of the required novelty and inventive step. This is in line with Neptune's intellectual property strategy aiming to reinforce its position as the krill oil innovator and a market leader, in order to secure the rapidly growing krill oil market and protect its distributors.

"Anyone who claims to be free to operate in Australia based on a patent license from Aker is at risk, as Neptune firmly believes that Aker's patents and patent applications will eventually be declared invalid by the APO or the courts, while Neptune's patents will be enforceable," stated Neptune's Chief Global Strategic Officer, Dr. Tina Sampalis.

The United States Patent and Trademark Office has recently issued a final rejection for the corresponding patent application in the U.S. to the one opposed by Neptune in Australia. Interestingly, both the U.S. and European Patent Offices have not yet granted a patent to Aker for a krill oil composition and/or for a method to make krill products.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian neutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti (TSX-V:APO) and NeuroBio, in which Neptune respectively holds 57% and 99% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

CONTACT: Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Neptune Technologies & Bioressources Inc.
         Frederic Harland, Director of Finance
         +1.450.687.2262
         f.harland@neptunebiotech.com
         www.neptunebiotech.com

         Neptune Technologies & Bioressources Inc.
         Jean-Daniel Belanger,
         Director, Securities and Corporate Affairs
         +1.450.687.2262
         j-d.belanger@neptunebiotech.com
         www.neptunebiotech.com